UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2007
Commission File Number 001-32461

PERU COPPER INC.

(Exact name of registrant as specified in its charter)

Suite 1050
625 Howe Street
Vancouver, BC, Canada V6C 2T6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-

This report on Form 6-K is hereby incorporated by reference into the registration statement of Peru Copper Inc. (Commission File no. 333-121527), as amended, to the extent not superseded by documents or reports subsequently filed by Peru Copper Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.

Date: July 12, 2007	/s/ H. Eric Peitz
H. Eric Peitz
Chief Financial Officer

Exhibit Index

The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1	Agreement between Sociedad Minera Austria Duvaz S.A.C. and Minera Peru Copper S.A., dated as of March 16, 2006.

2	Stock Buy-Sell Contract between Luis Rodriguez, Jaime Rodriguez and Minera Peru Copper S.A., dated as of October 13, 2006.

3	Third Addendum to the Toromocho Option Agreement between Minera Peru Copper S.A. and Empresa Minera del Centro del Peru S.A., dated as of June 12, 2006.

4	1st Addendum to the Agreement dated as of March 16, 2006 between Socieded Minera Austria Duvaz S.A.C. and Minera Peru Copper S.A., dated as of October 13, 2006.

5	Agreement between Sociedad Minera Austria Duvaz S.A.C. and Minera Peru Copper S.A., dated as of March 9, 2006.

6	Stock Purchase Agreement between Minera Peru Copper S.A. and Compania Minera Centenario S.A., dated as of October 13, 2006.

7	Option Agreement for the Transfer of Mining Rights between Sociedad Minera Austria Duvaz S.A.C. and Peru Copper S.A., dated as of October 13, 2006.